Exhibit 99.13

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 18, 2005

A special meeting of the Board of Directors was convened at 2:30 p.m. to consider a potential merger between the Exchange and Archipelago Holdings, Inc., Chairman Marshall N. Carter presiding. Present in person were Directors Allison, Brown, McDonald, Rivlin, Thain, von der Heyden, Weatherstone and Woolard. Present via conference call were Directors Jackson and Shapiro. Present from the Exchange were Richard P. Bernard, Executive Vice President and General Counsel, and Richard G. Ketchum, Chief Regulatory Officer, by conference telephone. Also present in person were David C. Karp, partner of Wachtell, Lipton, Rosen & Katz, as counsel to the Exchange, and Walter Dellinger and Spencer D. Klein, partners of O’Melveny & Myers LLP, as counsel to the Board.

Chairman Carter called upon the Board’s independent counsel, Mr. Dellinger and Mr. Klein,

[Attorney Client Privilege]

Mr. Bernard reported that, on April 15, 2005, Chairman Carter had signed a letter amending an Authorization Agreement with Goldman Sachs & Co. that had been previously executed by Chairman Reed. Mr. Bernard noted that the letter amendment specified that Goldman Sachs would receive $3.5 million from the Exchange for its assistance in this potential merger. The Board then approved the following resolution:

“RESOLVED that the Board of Directors ratifies the retention of Goldman, Sachs & Co. as facilitators in connection with the potential merger between the Exchange and Archipelago Holdings, Inc., and the entry into, and extension of, the authorization letter with Goldman Sachs in connection therewith, the execution thereof by the Chairman of the Board to be conclusive evidence of the due authorization thereof by the Board.”

Amy S. Butte, Executive Vice President and Chief Financial Officer, Mary Yeager, Acting Corporate Secretary, from the Exchange, and Bruce Wasserstein, Chairman and Chief Executive Officer, Gary W. Parr, Deputy Chairman, J. David Schuster, Managing Director, and George D.C. Potter, Vice President, from Lazard Frères & Co. LLC (“Lazard”), entered and met with the Board.

Mr. Wasserstein introduced a presentation that examined in detail the financial analysis of the potential merger. He noted that, apart from any decisions the Board might make regarding the potential merger, in the current market environment, the Exchange faced significant risks to its business model.

April 18, 2005

Mr. Potter gave a general overview of the competitive landscape for securities exchanges and an overview of Archipelago’s business model and financial statements. Mr. Parr examined the likelihood of further consolidation in the global market environment and of the emergence of new markets.

Robert Moritz and Mel Niemeyer, partners, and Paul Lameo, Senior Manager, all of PricewaterhouseCoopers LLC (“PwC”) entered and met with the Board.

The Directors discussed their experiences on the boards of successful companies and industry leaders and noted the tendency to maintain the status quo, ignoring advances by their competitors and the risks of a stand-alone strategy.

Mr. Parr reviewed an historical analysis of NYSE financial statements and the Exchange’s growth. The Board discussed the projected financial information.

The Board discussed the NYSE Hybrid MarketSM as it related to the Archipelago trading platform and the expectation of the positive effect the hybrid market would have on the Exchange’s competitiveness. Mr. Thain noted that the strategic advantages of the merger would be significant. The acquisition of the Archipelago platform would provide a near-instantaneous electronic trading platform for certain products. The new platform created potential for new or expanded products and lines of business, including options and fixed income products.

The Lazard representatives then presented their financial analysis and valuation of NYSE and Archipelago, during and after which the Directors asked questions and discussed with Lazard matters raised in their presentation. Mr. Parr indicated that, based on the information then available, Lazard expected to be able to render an opinion whether the consideration to be received by the Exchange’s Members would be fair to such Members from a financial point of view.

Director Weatherstone retired.

The Board retired and the Audit Committee convened, deliberated and retired. (4:55 p.m.) The Board reconvened (5:12 p.m.) (10)

Mr. Moritz addressed the Board regarding PwC’s review of the financial statements submitted by Archipelago and explained the process for gathering and reviewing Archipelago’s financial data. He compared the accounting practices at Archipelago and the Exchange. Mr. Moritz discussed Archipelago’s implementation of Section 404 provisions of the Sarbanes-Oxley Act. Mr. Moritz and Mr. Niemeyer then addressed questions from the Directors.

Robert Britz addressed the Board regarding Archipelago’s technology. Members of his staff were continuing their due diligence at Archipelago’s headquarters in Chicago. He stated that the two entities had significantly different philosophies and, therefore, different trading systems architectures. In addition, Mr. Britz stated there were differences in each entity’s

April 18, 2005

implementation of technology releases, but, despite the differences, he noted that Archipelago technology appeared to meet the needs of their business.

In response to a query, Mr. Britz informed the Board that the Exchange did not intend to integrate the two trading technology systems. Mr. Thain expressed his intention to use the Archipelago trading platform for exchange-traded funds (“ETFs”), non-cash equity options and other products.

Dr. Jackson retired. (10)

The Board discussed issues relating to a second-tier listing brand proposed for the Archipelago platform and the potential effect on the Exchange’s current customers and the NYSE brand. Mr. Thain noted that the secondary brand, with lower listing standards, would widen the potential base of clients and give smaller companies an entry point into the Exchange.

Chairman Carter called upon Director Woolard who noted his belief that the potential merger met the strategic needs of the NYSE. He observed that, based on the analysis presented by Lazard, the NYSE members, who would ultimately become shareholders of the consolidated entity, would benefit.

Mr. Woolard retired. (9)

Mr. Shapiro retired from the call. (8) Ms. Butte and Messrs. Wasserstein, Parr, Potter and Schuster retired.

Mr. Ketchum reviewed the proposed regulatory structure. He noted that the Exchange would be engaged in discussions with the Securities and Exchange Commission (“SEC”) following the announcement of the deal to optimize the regulatory structure.

The Board discussed the potential structure for the boards of NYSE Group and NYSE Regulation and the advantages and disadvantages of having identical boards for the two entities. The Directors noted the necessity that the NYSE Regulation board act in the public interest. Mr. Ketchum related experiences from his tenure on the NASDR/Nasdaq boards in which a majority of directors were the same persons. He also discussed the potential sources of revenue for NYSE Regulation and noted that NYSE Regulation would have long-term regulatory service contracts with NYSE Group.

Mr. Bernard reviewed the proposed corporate structure, which was set forth in a diagram before the Board, from a legal and oversight perspective. The Board noted that consultation with the SEC would serve to shape the corporate structure, which structure would also be affected by the recent concept release on self-regulatory organizations (“SROs”) (see SEC Release No. 34-50700).

Messrs. Dellinger, Bernard and Ketchum retired.

April 18, 2005

Ms. Butte addressed the Board with respect to projected financial information. She discussed general assumptions and reviewed projections. In addition, she explained the projected synergies of the potential merger and anticipated expense reductions.

Mr. Dellinger re-entered.

Ms. Butte discussed anticipated revenues, including revenues generated from the sale of trading licenses. She noted anticipated growth in regulatory revenue (non-fine) due to a pricing upgrade and Floor and facilities fee increases. In seeking to recover more of the costs of operating the Floor from the Floor community, she emphasized the necessity of maintaining a balance with the economics of the Floor.

Mr. Bernard re-entered.

Ms. Butte described savings that could be realized through headcount integration and efficiencies realized at the Securities Industry Automation Corporation (“SIAC”).

The Board discussed the potential reaction of the Exchange’s competitors to the potential merger. Ms. Butte noted the possibility that competitors would lower transaction fees.

Mr. Bernard, Mr. Britz, Ms. Butte, Mr. Karp, Ms. Kinney and Ms. Yeager retired.

The Board discussed the potential merger, the reports it had received and its process of evaluation.

Director Rivlin retired. (7)

On motion,

adjourned. (7:45 p.m.)

/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary